UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of November, 2002


                             Koor Industries Ltd.
 ------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                 21 Ha'arba'ah Street, Tel Aviv 64739, Israel
 ------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  November 29, 2002






DESCRIPTION                                                     EXHIBIT

A.    Koor Industries Limited Interim Consolidated Financial    Exhibit 99.1
      Statements (Unaudited) as at September 30, 2002

B.    ECI Telecom Ltd. Interim Consolidated Financial           Exhibit 99.2
      Statements (Unaudited) as at September 30, 2002